Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited - Canadian Dollars)


                                            December 31, 2006 September 30,2006
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ASSETS
 Current Assets
  Cash and cash equivalents                             $245              $283
  GST refundable                                       4,378             3,968
-------------------------------------------------------------------------------
                                                       4,623             4,251

Equipment (Note 2)                                     1,394             1,500
MINERAL PROPERTIES (Note 3)                           77,731            77,731
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                                                     $83,748           $83,482

LIABILITIES

 Current Liabilities
  Accounts payable and accrued liabilities (Note 4) $377,852          $307,119
  Loans payable (Note 5)                             351,675           343,096
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                                                     729,527           650,217

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized unlimited common shares
    of no par value
  Issued and outstanding (Note 6)                 33,824,961        33,824,961
  Contributed surplus                              3,008,754         3,008,754
  Deficit accumulated during exploration stage   (37,479,494)      (37,400,450)
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                                                    (645,779)         (566,735)
-------------------------------------------------------------------------------
                                                     $83,748           $83,482
-------------------------------------------------------------------------------





Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operation and Deficit
(Unaudited - Canadian Dollars)

                                                   For the three months ended
                                                            December 31
                                                        2006             2005
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Administrative expenses

  Accounting and lega                                $ 5,715           $ 2,180
  Amortization                                           106               149
  Consulting fees                                     34,962            36,000
  Interest and bank charges                            8,615             6,422
  Management fees                                     15,000             7,500
  Office and miscellaneous                             6,000             6,000
  Reuglatory and transfer agent                          184             1,037
  Telephone                                              250               240
  Travel                                               8,212              -
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Net loss for the period                              (79,044)          (59,528)

Deficit, beginning of period                     (37,400,450)      (36,893,024)

Deficit, end of period                          $(37,479,494)     $(36,952,552)
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loss per share                                        $(0.01)           $(0.00)

Weighted average number of shares
   Basic and diluted                              15,640,751        14,471,939
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Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statement of Shareholders' Equity (Deficiency)
(Unaudited - Canadian Dollars)

                      Number of  Common Shares   Contributed  Deficit     Total
                       shares    issued and      surplus      accumulated
                                 fully paid      and equity   during the
                                                 portion of   exploration
                                                 convertible  stage
                                                 debentures
-------------------------------------------------------------------------------
Balance,
December 1991            -           $-           $-           $-         $-

Issuance of shares for cash
 Private placement      1,280,001    159,500     -            -       159,500
 Loss for the period                                     (32,080)     (32,080)
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Balance,
September30, 1992       1,280,001    159,500     -       (32,080)     127,420
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Issuance of shares for cash
 By way of prospectus     600,000    360,000     -            -        360,000
 Exercise of options      112,000     67,200     -            -         67,200
 Exercise of warrants     100,000     60,000     -            -         60,000
Issuance of shares
 for property             150,000     90,000     -            -         90,000
Share issue costs           -        (83,205)    -            -        (83,205)
Loss for the year           -          -         -       (105,902)    (105,902)
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Balance,
September 30, 1993      2,242,001    653,495     -       (137,982)     515,513
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Issuance of shares for cash
 Private placement        400,000    576,000    -            -         576,000
 Share issue costs         -         (60,622)   -            -         (60,622)
Loss for the year          -          -         -        (403,571)    (403,571)
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Balance,
September 30, 1994      2,642,001  1,168,873    -        (541,553)     627,320
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Issuance of shares for cash
 Private placement        418,000  1,121,400    -            -       1,121,400
 Exercise of options      204,000    347,440    -            -         347,440
Issuance of shares for
 finders fees              35,069     99,570    -            -          99,570
Share issue costs          -        (108,570)   -            -        (108,570)
Loss for the year          -         -          -        (343,044)    (343,044)
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Balance,
September 30,1995       3,299,070  2,628,713    -        (884,597)   1,744,116
-------------------------------------------------------------------------------


Issuance of shares for cash

 Private placement      1,488,000  6,178,000    -            -       6,178,000
 Exercise of options    1,128,584  4,161,930    -            -       4,161,930
Issuance of shares for
 finders fees              75,624    197,379    -            -         197,379
Share issue costs           -       (365,874)   -            -        (365,874)
Loss for the year           -            -      -      (1,533,474)  (1,533,474)
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Balance,
September 30,1996       5,991,278  12,800,148    -     (2,418,071)  10,382,077
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Issuance of shares for cash

 Exercise of options      243,000    693,730    -            -         693,730
 Exercise of warrants     845,447  3,696,723    -            -       3,696,723
Issuance on conversion
 of debt                2,464,950  4,821,079    -            -       4,821,079
Issuance of common
 shares for acqusition
 of subsidiary            171,282  1,124,745    -            -       1,124,745

Issuance of shares for
 finders fee               65,298    457,086    -            -         457,086
Share issue costs           -       (472,562)   -            -        (472,562)
Equity portion of
 convertible debentures     -            -    169,760        -         169,760
Loss for the year           -            -      -      (2,822,786)  (2,822,786)
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Balance,
September 30,1997       9,781,255 23,066,949 169,760   (5,240,857)  17,995,852
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Contingent consideration on
 acquisition of subsidiary  -     (1,086,901)    -           -      (1,086,901)
Issued on conversion
 of debt                  277,776    261,679  (59,219)       -         202,460
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                       10,059,031 22,241,727  110,541  (5,240,857)  17,111,411
Captial stock
 consolidation (7:5:1) (8,717,827)      -       -            -           -
Issued on conversion
 of debt                  221,234    519,691 (110,541)       -         409,150

Issued on settlement
 of debt                  550,000    111,152    -            -         111,152
Loss for year               -           -       -     (20,236,904) (20,236,904)
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Balance,
September 30,1998       2,112,438 22,872,570 (110,154)(25,477,761)  (2,605,191)
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Issued on settlement
 of debt                1,433,364  1,604,029    -           -        1,604,029
Loss for the year          -           -        -        (706,147)    (706,147)
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Balance,
September 30,1999       3,545,802 24,476,599    -     (26,183,908)  (1,707,309)
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Issuance of shares for cash

 Exercise of options       24,100     56,321    -            -          56,321
 Exercise of warrants     227,273    370,612    -            -         370,612
Issued on conversion of
 debt                   1,830,073  1,078,550    -            -       1,078,550
Issued on settlement of
 debt                     220,748    489,660    -            -         489,660
Subscriptions received in
 advance                             369,875    -            -         369,875
Share issue costs           -        (74,141)   -            -         (74,141)
Loss for the year           -            -      -       (438,663)     (438,663)
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Balance,
September 30,2000       5,847,996 26,767,476     -   (26,622,571)      144,905
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Issuance of shares for cash

 Private placement      2,000,000    456,840    -            -         456,840
Issued for subscription
 received in advance      227,273    369,875    -            -         369,875
Subscription received in
 advance                    -       (369,875)   -            -        (369,875)
Issued on acqusition of
 equity investment        500,000    192,075    -            -         192,075
Issued on settlement
 of debt                  914,670    502,784    -            -         502,784
Share issue costs           -        (45,492)   -            -         (45,492)
Loss for the year           -            -      -      (1,822,692)  (1,822,692)
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Balance,
September 30,2001       9,489,939 27,873,683    -     (28,445,263)    (571,580)
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Loss for the year           -           -       -        (319,713)    (319,713)
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Balance,
September 30,2002       9,489,939 27,873,683    -     (28,764,976)    (891,293)
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Loss for the year           -           -       -         (47,171)     (47,171)
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Balance,
September 30,2003       9,489,939 27,873,683    -     (28,812,147)    (938,464)
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Issuance of shares for cash

 Private placement      1,797,674  1,299,990    -            -       1,299,990
Issued on conversion
 of debt                  652,000    432,000    -            -         432,000
Acquisition of Brazil
 Gold Ltda.             2,000,000  4,050,000    -            -       4,050,000
Share issue costs           -       (135,690)   -            -        (135,690)
Contributed surplus         -          -     2,429,100       -       2,429,100
Loss for the year           -          -        -      (7,302,024)  (7,302,024)
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Balance,
September 30,2004      13,939,613 33,519,983 2,429,100 (36,114,171)   (165,088)
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Issuance of shares for cash
 Private placement August
   4, 2004- shares issued
   due to repricing       302,326      -        -            -            -
Acquisition of Gladys
 Lake option               50,000     18,504    -            -          18,504
Issued on conversion of
 debt                     180,000     76,704    -            -          76,704
Contributed surplus         -          -       579,654       -         579,654
Loss for the year           -          -        -        (778,853)    (778,853)
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Balance,
September 30,2005      14,471,939 33,615,191 3,008,754 (36,893,024)   (269,079)
-------------------------------------------------------------------------------
warrant shares issued     257,812      -        -            -           -
Acquisition of Gladys
 Lake option               50,000     10,500    -            -          10,500
Issued on conversion
 of debt                  861,000    199,270    -            -         199,270
Loss for the year           -          -        -         (507,426)   (507,426)
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Balance,
September 30,2006      15,640,751 33,824,961 3,008,754 (37,400,450)   (566,735)
-------------------------------------------------------------------------------

Loss for the yesr           -          -        -          (79,044)    (79,044)
------------------------------------------------------------------------------
Balance,
 December 31,2006      15,640,751$33,824,961$3,008,754 $(37,479,494) $(645,779)
-------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited - Canadian Dollars)


                                                    For the three months ended
                                                             December 31
                                                         2006             2005
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                             $(79,044)         $(59,528)
Items not involving cash:
 Amortization                                            106               149
Change in non-cash
 working capital
 GST refundable and other
  receivables                                           (410)           17,989
 Prepaid and deposits                                   -                1,503
 Accounts payable and
  accrued liabilities                                 70,733            12,528
-------------------------------------------------------------------------------
Net cash used in
 operating activities                                 (8,615)          (27,359)
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FINANCING ACTIVITIES
  Loans payable                                        8,577             6,408
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Net cash provided from (used in)
 financing activities                                  8,577             6,408
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INVESTING ACTIVITIES

 Expenditures on mineral
  properties                                           -                   (38)
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Net cash used in investing
 activities                                            -                   (38)
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Change in cash and cash
 equivalents                                            (38)           (20,989)

Cash and cash equivalents
 at beginning of period                                  283            51,085
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Cash and cash equivalents
 at end of period                                       $245           $30,096
-------------------------------------------------------------------------------


Globetech Ventures Corp.
Notes to Consolidated Financial Statements
December 31, 2006
(in Canadian dollars)
(unaudited)


1.   Nature of Operations and Significant Accounting Policies


The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the mineral field.


These interim consolidated financial statements should be read in conjunction with the audited September 30, 2006 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2006 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.


2.    Equipment

 	For the three months ended December 31, 2006	  September 30, 2006
-------------------------------------------------------------------------------
 	 	 	Cost  Accumulated    Net book     Net book
                              amortization   value	  value
-----------------------------------------------------------------------------
 Office equipment     $5,222	 $4,976	      $246	    $259
 Computer equipment   26,313     25,165	      1,148	   1,241
-----------------------------------------------------------------------------
 	             $31,535	$30,141	     $1,394	  $1,500
-----------------------------------------------------------------------------


3.   Mineral Properties and Deferred Resource Property Expenditures


On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.
The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.
The Company has issued a total of 100,000 shares to the vendor. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.
The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was also paid.

During 2006, the Company paid $15,000 and issued an additional 50,000 shares. This agreement was in arrears with regard to it's March 21, 2007 payment due, the Company having had 60 days to remedy the default, which it intends to do.



The balance of payments and schedule of share issuances is as follows:

       Date	          Amount	     Shares
--------------------------------------------------------------------
 March 21, 2007           $15,000             50,000
 March 21, 2008            20,000             50,000
 March 21, 2009	           25,000            100,000



The Company has incurred the following costs on the Gladys Lake property:

                         December 31, 2006           September 30, 2006
------------------------------------------------------------------------
 Acquisition costs           $54,004                      $54,004

 Exploration costs
  Report                      13,199                       13,199
  Assessment work              1,789                        1,789
  Geologist                    4,000                        4,000
  Transportation               4,739                        4,739
------------------------------------------------------------------------
Total                        $77,731                      $77,731
------------------------------------------------------------------------


4.   Related Parties


The Company has entered into the following transactions with related parties:


 	           For the three months ended      For the three months ended
                            December 31, 2006               December 31, 2005
-----------------------------------------------------------------------------
  Management fees to officers
   of the Company                   $15,000                         $7,500
-----------------------------------------------------------------------------

   Included in accounts payable is $161,920 due to a director.



5.   Loans payable


                                December 31, 2006          September 30, 2006
-----------------------------------------------------------------------------
 Loans payable which are unsecured,
 due on demand and bear interest
   at 10% per annum               $351,675                           $343,098
------------------------------------------------------------------------------

On January 31, 2007 the Company entered into debt settlement agreements to retire all of the above debt indebtedness plus additional interest of $31,678 for a total of $374,776 by the issuance of 1,873,880 shares at a price of$0.20 per shaer. The fair value of the Company's shares at January 31, 2007 was US$0.26 per share.



6.   Share Capital

 a)  Common Shares

     The authorized share capital of the Company is unlimited without par value.

     The Company has issued 15,640,751 common shares of which 25,000 shares are held in escrow as at December 31, 2006.

 b)  Stock Options
     The Company has adopted an incentive stock option plan (the "Plan").
     The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

     The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

                          Options Outstanding        Options Exercisable
     -------------------------------------------------------------------------
                               Weighted       Weighted               Weighted
                 Number        average        average   Number       average
    Range of     Outstanding   remaining      exercise  exercisable  exercise
    exercise     December 31,  contractual    price     December 31, price
    prices (USD$)      2006    life (years)   (USD$)         2006    (USD$)
    --------------------------------------------------------------------------
    $0.30 - $1.75   600,000      1.1           $0.54     600,000     $0.54
    --------------------------------------------------------------------------


 c)  Warrants


     At December 31, 2006, the Company had 600,000 (2005 - 2,100,000) common share purchase warrants outstanding to purchase 600,000 common share of the Company.

     Issue date       Warrants outstanding   Purchase price   Expiry date
     ----------------------------------------------------------------------
     June 30, 2004    300,000                USD$1.00         June 30, 2007
     April 23, 2004   300,000                USD$1.00        April 23, 2007



7.   Contingencies

     The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable.